Filed by BB&T Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File No.: 001-10853
Subject Company: McGriff, Seibels & Williams, Inc.

November 11, 2003

BB&T Insurance Services to acquire
McGriff, Seibels & Williams

          RALEIGH, N.C. BB&T Insurance Services, in its largest acquisition ever, today said it plans to buy McGriff, Seibels & Williams Inc. of Birmingham, Ala.

          The transaction, approved by the directors of BB&T Corporation and McGriff, Seibels & Williams, includes $304 million in stock based on BB&T’s closing price of $38.84 on Nov. 10, and $50 million in cash. BB&T will issue between 7.83 million and 8.65 million shares based on BB&T’s average closing price during a pricing period prior to closing. The transaction also allows for a total “earnout” payment to McGriff, Seibels & Williams’ shareholders of approximately $102 million in cash over a five-year period if McGriff, Seibels & Williams exceeds certain performance targets.

          The merger will create the sixth largest insurance broker in the nation. This insurance agency merger, which is outside of the existing BB&T Insurance network footprint, signals an expanded strategy to be a countrywide provider of insurance and risk management services. The combination will vastly enhance BB&T Insurance’s large account capability, and McGriff, Seibels & Williams will provide the platform to increase BB&T’s national insurance presence.

          Privately-held McGriff, Seibels & Williams, with a projected $1.8 billion in premiums in 2003, is the 13th largest insurance broker in the nation. It is the highest performing insurance sales organization in the industry over the past decade, based on data from the insurance industry’s annual “Best Practices Study.”

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          The merger, which is subject to regulatory and shareholder approval, is expected to be completed in the first quarter of 2004. With more than 775 employees, McGriff, Seibels & Williams will operate as a wholly-owned subsidiary of Branch Banking and Trust Company. It will retain its name and management team.

          “When you’ve had the kind of growth and success that BB&T Insurance Services has had over the years, it’s the perfect time to step back and look for new ways to build on that momentum and continue to strengthen our fee-based businesses,” said BB&T Corporation Chief Operating Officer Henry Williamson. “We realize that to continue to grow — a must in our business — it’s time to look outside our footprint and make the first move in a new acquisition strategy for our insurance operations.

          “We could not be more pleased, therefore, with the prospect of an insurance merger with McGriff, Seibels & Williams, clearly one of the best managed and most profitable brokers in the industry.”

          McGriff, Seibels & Williams, with roots dating back to 1886, is the largest privately held commercial insurance broker headquartered in the Southeast and the second largest in the United States. The company’s client base, which is national in scope, is served by major offices in Atlanta, Birmingham, Dallas and Houston. Its risk management specialty areas include energy and marine, financial services, commercial, construction, surety, employee benefits, healthcare and public entity.

          Included within McGriff, Seibels & Williams is subsidiary Wood & Company Inc., a wholesale insurance broker with more than 75 employees and $175 million in premiums, mostly in property, casualty and professional liability coverages. With offices in Atlanta and Dallas, Wood & Company will operate as part of Birmingham-based CRC Insurance Services. CRC is a separate BB&T-owned wholesale insurance broker — the second largest in the United States.

          McGriff, Seibels & Williams also operates Attenta, one of the largest third party administrators for workers' compensation coverage in the nation. Attenta's services include claims management, loss control and medical cost containment programs. Attenta has offices in Birmingham; San Francisco; Houston; Dallas; Raleigh, N.C.; Gulfport and Jackson, Miss.; and Lubbock, Texas.

          “From a strategic point of view and from a pure quality point of view, McGriff is perfect for BB&T,” said Wade Reece, president of BB&T Insurance Services. “Their level of professionalism is matched only by their awesome performance over the years.

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          “While BB&T has enjoyed a lot of success in the insurance distribution business, there is certainly much we can learn from McGriff, Seibels & Williams. Clearly, their success has come from their client-centered approach to doing business. Like BB&T, everything at McGriff is about meeting the needs and expectations of its clients.”

          McGriff, Seibels & Williams specializes in large commercial and energy accounts, and insures numerous Fortune 500 companies. While BB&T Insurance Services also has large accounts, its specialty over the years has been service to mid-size businesses, small businesses and individual clients. “Our union will be a very complementary combination,” Reece said.

          “Throughout its history, McGriff, Seibels & Williams has attracted the most talented insurance professionals in the industry who have prospered in an entrepreneurial culture that is clearly client-centered and service-focused,” said Bruce Dunbar, its chairman and chief executive officer.

          “Joining forces with BB&T will not only allow us to continue that culture and independence but will provide enhanced opportunities for our existing employees and an environment that will continue to attract the industry’s top professionals. McGriff, Seibels & Williams will be even better equipped to serve its customers and respond to their needs through the additional tools and resources that will be available through the combined operations,” said Dunbar, who will retain his current CEO title and continue to provide leadership to McGriff, Seibels & Williams and the BB&T insurance operations outside of the BB&T footprint.

          “We elected to partner with BB&T Insurance Services because they will support and enhance the culture that has led to our success. They also have the backing of the nation’s 12th largest financial holding company along with a complete grasp of the insurance distribution business and our management philosophy. BB&T will provide the platform and the resources to help us continue to grow and expand our operation nationally and globally.

          “All-in-all, we believe this merger creates the preeminent risk management broker in the nation. This union is good for our customers, insurance carriers and employee shareholders.”

          BB&T’s existing insurance operations form the eighth largest insurance broker based in the United States. Raleigh-based BB&T Insurance Services, a wholly owned subsidiary of Branch Banking and Trust Company, operates 72 agencies in North Carolina, Virginia, Georgia, South Carolina, Maryland, West Virginia, Tennessee, Florida, Kentucky and Alabama. CRC Insurance Services operates 21 wholesale insurance brokerage locations across the United States.

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          Branch Banking and Trust Company is the principal subsidiary of Winston-Salem, N.C.-based BB&T Corporation (NYSE: BBT). With $90.4 billion in assets as of Sept. 30, BB&T Corp. is the nation's 12th largest financial holding company. BB&T was named this year to the Forbes Platinum 400 list of America's "Best Big Companies" for the fourth year in a row.

          BB&T operates more than 1,400 banking offices in the Carolinas, Virginia, Maryland, West Virginia, Tennessee, Kentucky, Georgia, Florida, Alabama, Indiana and Washington, D.C.

          BB&T and its subsidiaries offer full-service commercial and retail banking and additional financial services such as investments, retail brokerage, corporate finance, international banking, leasing and trust.

          More information on the merger is available in the Investor Relations’ section of BB&T’s Web site at www.BBandT.com.

BB&T

and
McGriff, Seibels & Williams, Inc.
Birmingham, Alabama
A Great Combination

Analyst Presentation
November 11, 2003

Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand-alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in MSW’s fee-based revenues, the anticipated accretive effect of the merger, and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and MSW, the amount of general and administrative expense consolidation, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies’ respective accounting policies, and the cost related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities: (1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among insurance distribution businesses and financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including MSW may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and MSW are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and MSW may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and MSW.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management’s ability to control or predict.

2

Outline

•	Background & business concentration

•	Rationale and strategic objectives

•	Transaction terms

•	Financial data

•	Investment criteria

•	Summary

3

BB&T Insurance

4

BB&T Insurance

•	1922 - BB&T purchased an insurance agency in Wilson, NC

•	1981 - opened Life & Financial Division in Wilson, NC

•	1985 - opened “de novo” office in Raleigh, NC

•	1987 - started acquisitions in North Carolina

•	1995 - first interstate acquisition (more than 80 acquisitions to date in 18 states)

•	2002 - entered excess and surplus lines with purchase of CRC in Birmingham, Alabama

5

BB&T Insurance

•	BB&T Insurance Services, Inc. (“BBTIS”) is BB&T’s retail insurance subsidiary headquartered in Raleigh, NC

-	BBITS is the largest retail broker in the Carolinas and Virginia

•	CRC Insurance Services, Inc. (“CRC”), headquartered in Birmingham, Alabama, is BB&T’s wholesale brokerage subsidiary

-	CRC is the 2nd largest wholesale broker in US

•	The combined retail and wholesale operation of BB&T Insurance makes BB&T the 8th largest broker overall in U.S.

•	Diverse product offerings
	-Property and Casualty	- Employee Benefits
	-Personal Lines	- Title
	-Life and Financial Planning	- Surety

6

BB&T Insurance
Revenue Growth (CRC acquired in 2002)

*Excludes credit life insurance commissions

7

McGriff, Seibels & Williams, Inc.

8

MSW Background

•	Founded in 1886, MSW is a national insurance brokerage firm.

•	Does not underwrite any risk, it serves only as a broker to place the risk with underwriters.

•	The 13th largest insurance broker in the United States.

•	Headquartered in Birmingham, Alabama, and has major offices in Atlanta, Houston, and Dallas. A total of 11 offices are located in 10 states.

•	Licensed to write business in all fifty states, the District of Columbia, and the U. S. Virgin Islands.

•	Has a wholesale/Managing General Agent subsidiary - Wood & Company (Atlanta and Dallas).

•	Revenue has grown at an average annual rate exceeding 21% over the last 5 years.

•	As a large account specialist, MSW”s customer base includes primarily “Fortune 500” companies.

•	Projects $1.8 billion in written premiums in 2003 generating $170 million in revenues.

•	Has a highly professional and aggressive production staff.

9

MSW Business Concentration

•	Commercial Risk Services

•	Financial Services

•	Energy & Marine

•	Construction Risk/Surety Services

•	Employee Benefits

•	Healthcare Services

10

Terms of the Transaction

11

Terms of the Transaction

•	Initial purchase price:	$354 million*
•	Consideration:	BB&T Corporation common stock and $50,000,000 cash
•	Collars:	If BB&T’s price is between $34.675 and $38.325, the number of shares issued will be determined by dividing $300,000,000 by the average closing price during a pricing period prior to the closing date.

If BB&T’s price is above $38.325 but below $40.15, BB&T will issue 7,827,789 shares.

If BB&T’s price is above $32.85 but below $34.675, BB&T will issue 8,651,766 shares.
•	Earnout opportunity:	$102,280,000 (cash)
•	Structure:	Tax-free exchange to the extent that stock is received
•	Termination fee:	$12 million
•	Expected closing:	First quarter 2004

*Based on BB&T”s closing price of $38.84 on November 10, 2003 using the 7,827,789 shares applicable to the upper range of the collar plus $50,000,000 in cash

12

Performance-Based Earnout

BB&T projected base cash flow levels that established the initial purchase price. If MSW’s performance exceeds these base target levels, additional cash merger consideration will be paid to shareholders of MSW under a Performance Payment Plan.

13

BB&T Insurance Platform
Operating Strategy

•	BB&T Insurance Services, Inc.

Retail insurance agency platform operating in markets served by BB&T’s banking subsidiaries and focusing on consumers, small business, and middle-market corporate clients

•	McGriff, Seibels & Williams, Inc.

Retail insurance agency platform operating nationwide focusing on “Fortune 500” style corporate accounts

•	CRC Insurance Services, Inc.

Wholesale insurance agency platform operating nationwide

14

Rationale For Acquisition

•	Combines BB&T Insurance, the 8th largest insurance broker in the U. S. with MSW, the 13th largest, to make BB&T Insurance the 6th largest insurance broker in the U. S. and 7th largest in the world.

•	Allows for vertical integration within the insurance distribution business without assuming underwriting risk.

•

Further complements BB&T Insurance Services’ capabilities by adding the industry-leading specialized expertise that resides in MSW’s six Practice Groups: Commercial Risk Services, Financial Services, Energy & Marine, Construction Risk/Surety Services, Employee Benefits, and Healthcare Services.

15

Strategic Objectives

The key strategic objectives achieved in this acquisition:

•	Allows BB&T Insurance to further expand into the brokerage business on a national basis, teaming BBTIS, MSW, and CRC to enlarge its national platform.

•	Increases the level of fee-based revenues and helps BB&T reach its corporate goal of 40% fee-based revenues to total net revenues.

•	Enhances CRC’s Managing General Agent (MGA) and wholesale capabilities.

16

BB&T Noninterest Income Performance1

					BB&T & MSW
	BB&T	BB&T	BB&T	BB&T	Pro forma
	2000	2001	2002	9/30/2003	9/30/2003

BB&T Fee Income Ratio	29.9%	32.7%	35.3%	37.6%	41.6%

Insurance Commissions as % of Total	4.6%	4.9%	7.0%	8.0%	10.9%
Net Revenue[2]

1Revenue excludes MSR impairment charges and recaptures and offsetting securities and mortgage banking related derivatives gains / losses; other nonrecurring revenues have also been excluded.
2Includes credit life insurance.

17

Insurance Locations

18

BB&T Investment Criteria

•	Cash Basis EPS (accretive by year 2)

•	GAAP EPS (accretive by year 3)

•	Internal rate of return (15% or better)

•	Cash Basis ROE (accretive by year 3)

•	Cash Basis ROA (accretive by year 3)

•	Tangible book value per share (accretive by year 5)

•	Must not cause combined leverage capital ratio to go below 7%

•	Must create accelerated dividend growth potential by year 5 for current BB&T shareholders

Criteria are listed in order of importance. There are sometimes trade- offs among criteria. BB&T is primarily concerned with cash basis measures for each of the criterion above.

19

Base Growth Model
(Assumes No Earnout Is Achieved)

20

Assumptions

•	BB&T’s 2003 and 2004 EPS is based on First Call estimates of $2.78 and $3.00, respectively, and subsequent years are based on 10% income statement and balance sheet growth.

•	BB&T’s closing stock price of $38.84 as of November 10, 2003.

•	MSW’s 2003 pro forma income statement, prior to acquisition effects, is based on estimates provided by MSW management.

•	MSW Growth Rates - Following the acquisition, we have assumed income statement and balance sheet growth of 11% in all years.

•	Cost savings of $5.2 million (4.2% of MSW’s expense base) and revenue enhancements of $5 million will be recognized within the combined insurance operations.

•	50% of goodwill generated from the transaction is treated as identifiable intangibles and amortized over ten years using the straight-line amortization method.

•	No earnout payment.

•	Assumes $5 million of equity at closing after special dividend.

21

Earnings Per Share Impact

		Accretion		Accretion
		(Dilution)	Pro Forma	(Dilution)
	Pro Forma	Pro Forma	Cash Basis	Pro Forma
	EPS	Shares	EPS	Shares

2004	$3.00	$0.00	$3.12	$0.02
2005	3.30	0.01	3.42	0.02
2006	3.64	0.01	3.76	0.03
2007	4.01	0.02	4.13	0.03
2008	4.41	0.02	4.53	0.04
2009	4.86	0.03	4.98	0.05
2010	5.35	0.04	5.47	0.05
2011	5.89	0.05	6.01	0.06
2012	6.48	0.05	6.60	0.07
2013	7.14	0.07	7.26	0.08

Internal rate of return		19.36%

22

ROE Impact1

			Pro Forma
	Pro Forma		Cash Basis
	ROE (%)	Change	ROE (%)	Change

2004	15.29	(0.22)	27.88	1.02
2005	15.65	(0.20)	27.05	0.85
2006	15.77	(0.17)	25.39	0.67
2007	15.77	(0.13)	23.81	0.53
2008	15.68	(0.10)	22.38	0.43
2009	15.60	(0.07)	21.23	0.35
2010	15.52	(0.05)	20.30	0.29
2011	15.45	(0.03)	19.52	0.25
2012	15.39	(0.02)	18.87	0.21
2013	15.33	(0.00)	18.33	0.19

1 The decrease in cash basis ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future repurchases of BB&T’s common stock.

23

ROA Impact

			Pro Forma
	Pro Forma		Cash Basis
	ROA (%)	Change	ROA (%)	Change

2004	1.75	0.01	1.91	0.03
2005	1.78	0.02	1.93	0.04
2006	1.81	0.02	1.94	0.04
2007	1.82	0.02	1.94	0.04
2008	1.82	0.03	1.94	0.04
2009	1.83	0.03	1.93	0.04
2010	1.84	0.03	1.93	0.04
2011	1.85	0.03	1.93	0.04
2012	1.85	0.04	1.93	0.04
2013	1.86	0.04	1.93	0.04

24

Book Value/Capital Impact

	Pro Forma		Pro Forma
	Stated Book Value Per Share		Tangible Book Value Per Share		Pro Forma*

		Accretion		Accretion	Leverage
	Stated	(Dilution)	Tangible	(Dilution)	Ratio

2004	$20.34	$0.30	$11.73	$(0.34)	7.39%
2005	22.19	0.30	13.77	(0.31)	8.05
2006	24.28	0.31	16.05	(0.27)	8.55
2007	26.90	0.31	18.86	(0.24)	9.08
2008	29.78	0.32	21.93	(0.20)	9.56
2009	32.96	0.34	25.30	(0.15)	9.99
2010	36.46	0.36	28.98	(0.10)	10.37
2011	40.31	0.38	33.02	(0.05)	10.72
2012	44.55	0.41	37.45	0.02	11.03
2013	49.22	0.45	42.31	0.09	11.30

*BB&T’s goal is to manage its leverage ratio to between 7% and 8%. BB&T may choose to maintain its target leverage ratio through future repurchases of BB&T’s common stock.

25

High Growth Model
(Assumes Full Earnout Is Paid)

26

Assumptions

•	BB&T’s 2003 and 2004 EPS is based on First Call estimates of $2.78 and $3.00, respectively, and subsequent years are based on 10% income statement and balance sheet growth.

•	BB&T’s closing stock price of $38.84 as of November 10, 2003.

•	MSW’s 2003 pro forma income statement, prior to acquisition effects, is based on estimates provided by MSW management.

•	MSW Growth Rates - Following the acquisition, we have assumed income statement and balance sheet growth of 15% in years 1 - 5 and 12% thereafter.

•	Cost savings of $5.2 million (4.2% of MSW’s expense base) and revenue enhancements of $5 million will be recognized within the combined insurance operations.

•	50% of goodwill generated from the transaction is treated as identifiable intangibles and amortized over ten years using the straight-line amortization method.

•

The earnout total of $102,280,000 will be paid over 5 years and is treated as additional purchase price. 50% of the goodwill generated from these payments is treated as identifiable intangibles and amortized over the remainder of the 10 years using the straight-line amortization method.

•	Assumes $5 million of equity at closing after special dividend.

27

Earnings Per Share Impact

		Accretion		Accretion
		(Dilution)	Pro Forma	(Dilution)
	Pro Forma	Pro Forma	Cash Basis	Pro Forma
	EPS	Shares	EPS	Shares

2004	$3.00	$(0.00)	$3.12	$0.02
2005	3.30	0.00	3.42	0.02
2006	3.64	0.01	3.76	0.03
2007	4.01	0.02	4.13	0.04
2008	4.42	0.02	4.54	0.05
2009	4.87	0.04	5.00	0.06
2010	5.36	0.05	5.49	0.08
2011	5.91	0.06	6.04	0.09
2012	6.51	0.08	6.64	0.10
2013	7.17	0.10	7.30	0.12

Internal rate of return		19.88%

28

ROE Impact1

			Pro Forma
	Pro Forma		Cash Basis
	ROE (%)	Change	ROE (%)	Change

2004	15.27	(0.24)	27.95	1.09
2005	15.64	(0.21)	27.16	0.96
2006	15.77	(0.17)	25.56	0.84
2007	15.78	(0.13)	24.02	0.74
2008	15.70	(0.09)	22.61	0.65
2009	15.63	(0.04)	21.48	0.59
2010	15.56	(0.01)	20.52	0.51
2011	15.50	0.01	19.71	0.44
2012	15.44	0.03	19.04	0.38
2013	15.39	0.05	18.47	0.33

1 The decrease in cash basis ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future repurchases of BB&T’s common stock.

29

ROA Impact

			Pro Forma
	Pro Forma		Cash Basis
	ROA (%)	Change	ROA (%)	Change

2004	1.75	0.01	1.91	0.03
2005	1.78	0.02	1.93	0.04
2006	1.80	0.02	1.94	0.04
2007	1.81	0.02	1.94	0.04
2008	1.82	0.03	1.94	0.04
2009	1.83	0.03	1.94	0.05
2010	1.84	0.03	1.94	0.05
2011	1.85	0.04	1.94	0.05
2012	1.86	0.04	1.94	0.05
2013	1.87	0.04	1.93	0.05

30

Book Value/Capital Impact

	Pro Forma		Pro Forma
	Stated Book Value Per Share		Tangible Book Value Per Share		Pro Forma*

		Accretion		Accretion	Leverage
	Stated	(Dilution)	Tangible	(Dilution)	Ratio

2004	$20.34	$0.30	$11.69	$(0.38)	7.39%
2005	22.19	0.30	13.70	(0.39)	8.02
2006	24.28	0.30	15.94	(0.39)	8.51
2007	26.89	0.30	18.71	(0.38)	9.03
2008	29.78	0.31	21.76	(0.37)	9.50
2009	32.96	0.33	25.10	(0.35)	9.92
2010	36.46	0.36	28.81	(0.28)	10.32
2011	40.32	0.39	32.87	(0.20)	10.67
2012	44.57	0.43	37.33	(0.11)	10.99
2013	49.26	0.49	42.22	(0.01)	11.28

*BB&T’s goal is to manage its leverage ratio to between 7% and 8%. BB&T may choose to maintain its target leverage ratio through future repurchases of BB&T’s common stock.

31

Summary

•	The acquisition of MSW is a strong strategic fit:

- Helps accomplish our goal of expanding BB&T’s insurance distribution capabilities

- Provides synergies with BB&T’s retail insurance subsidiary

- Expands BB&T’s national wholesale insurance brokerage presence

- Increases the level of fee-based revenues and helps BB&T reach its corporate goal of 40% fee-based revenues to total net revenues

- This is the type of merger we have consistently, successfully executed

•	Overall Investment Criteria are met

32

Appendix

•	Historical Financial Data

•	Glossary

•	Where to go for additional information about BB&T, McGriff, Seibels & Williams, Inc. and the merger

33

Financial Data

34

McGriff, Seibels & Williams, Inc.
Financial Summary

									09/30/03
									vs.
		%		%		%	Nine Months	Nine Months	09/30/02
	FYE 12-31-00	Change	FYE 12-31-01	Change	FYE 12-31-02	Change	Ended 09-30-02	Ended 09-30-03	% Change

Earnings Summary (In thousands)
Interest Income
Interest & dividends on securities	$2,849	7.8%	$3,032	6.4%	$3,221	6.2%	$2,015	$2,319	15.1%

Total interest income	2,849	7.8%	3,032	6.4%	3,221	6.2%	2,015	2,319	15.1%

Interest Expense
Interest expense	15	N/A	88	493.6%	48	-45.0%	39	22	-44.3%

Total interest expense	15	N/A	88	493.6%	48	-45.0%	39	22	-44.3%

Net interest income	2,834	7.3%	2,944	3.9%	3,172	7.7%	1,976	2,297	16.2%

Noninterest Income
Non-deposit fees and commissions (net)	79,274	13.9%	103,410	30.4%	137,016	32.5%	98,307	118,003	20.0%
Other operating income	1,010	73.2%	975	-3.5%	442	-54.7%	326	121	-63.0%

Total noninterest income	80,284	14.4%	104,385	30.0%	137,458	31.7%	98,633	118,124	19.8%

Noninterest Expense
Personnel	50,675	11.9%	63,013	24.3%	82,915	31.6%	57,945	69,642	20.2%
Occupancy & equipment	2,835	2.7%	4,062	43.3%	5,728	41.0%	3,846	4,767	23.9%
Depreciation	2,521	64.8%	2,452	-2.7%	2,698	10.0%	1,552	1,925	24.0%
Other operating expenses	14,775	27.2%	16,411	11.1%	20,585	25.4%	14,994	19,013	26.8%

Total noninterest expense	70,806	15.7%	85,939	21.4%	111,925	30.2%	78,338	95,347	21.7%

Net income before taxes	12,313	6.1%	21,391	73.7%	28,705	34.2%	22,272	25,074	12.6%
Income taxes	4,132	8.7%	7,710	86.6%	10,741	39.3%	8,087	9,309	15.1%

Net income	$8,181	4.8%	$13,681	67.2%	$17,964	31.3%	$14,185	$15,765	11.1%

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McGriff, Seibels & Williams, Inc.
Financial Summary

									09/30/03
									vs.
		%		%		%			09/30/02
	12-31-00	Change	12-31-01	Change	12-31-02	Change	09-30-02	09-30-03	% Change

Balance Sheet (EOP)
(In thousands)
Assets
Cash & cash equivalents	$43,532	28.3%	$69,365	59.3%	$87,526	26.2%	$92,400	$67,638	-26.8%
Accounts receivable	89,565	82.1%	95,454	6.6%	105,975	11.0%	90,054	145,478	61.5%
Other current assets	2,157	-8.5%	1,527	-29.2%	2,182	42.9%	839	2,036	142.6%

Total current assets	135,253	58.2%	166,346	23.0%	195,683	17.6%	183,293	215,151	17.4%

Other assets	10,117	-16.2%	9,390	-7.2%	10,871	15.8%	14,275	13,071	-8.4%

Total assets	$145,370	49.0%	$175,736	20.9%	$206,554	17.5%	$197,568	$228,222	15.5%

Liabilities & Shareholders' Equity
Premiums payable	$107,901	66.5%	$119,796	11.0%	$134,954	12.7%	$133,202	$144,852	8.7%
Other current liabilities	12,496	2.9%	22,016	76.2%	24,945	13.3%	23,008	26,340	14.5%

Total current liabilities	120,396	56.5%	141,812	17.8%	159,900	12.8%	156,209	171,192	9.6%
Long-term debt	1,798	8.1%	1,922	6.9%	2,701	40.5%	1,547	2,023	30.8%

Total liabilities	122,195	55.4%	143,734	17.6%	162,601	13.1%	157,756	173,215	9.8%

Common equity	23,176	22.4%	32,002	38.1%	43,953	37.3%	39,812	55,007	38.2%

Total equity	23,176	22.4%	32,002	38.1%	43,953	37.3%	39,812	55,007	38.2%

Total liabilities & shareholders' equity	$145,370	49.0%	$175,736	20.9%	$206,554	17.5%	$197,568	$228,222	15.5%

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Glossary

Return on Assets - Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average assets for the period.

Return on Equity - Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios - These calculations exclude the effect of intangible assets, amortization of intangibles, net amortization of purchase accounting mark-to-market adjustments, merger-related charges, and other nonrecurring charges.

Efficiency Ratio - Calculated as noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income (excludes securities gains/losses, foreclosed property expense, provisions for or the recaptures of the impairment of mortgage servicing rights, gains or losses on mortgage banking-related derivatives, merger-related charges and other nonrecurring charges).

Tier 1 Capital - Calculated as common shareholders’ equity excluding unrealized gains or losses on debt securities available for sale, unrealized gains on equity securities available for sale and unrealized gains or losses on cash flow hedges, net of deferred income taxes; plus certain mandatorily redeemable capital securities, less nonqualifying intangible assets net of applicable deferred income taxes, and certain nonfinancial equity investments.

Leverage Capital Ratio - Tier 1 capital as a percentage of average tangible assets.

Total Risk-Based Capital Ratio - The sum of Tier 1 capital, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio - Loan and lease losses net of recoveries as a percentage of average loans and leases.

Net Revenue - Net interest income FTE before provision for loan losses plus noninterest income.

Internal Rate of Return - The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.

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The foregoing may be deemed to be offering materials of BB&T Corporation (“BB&T”) in connection with BB&T’s proposed acquisition of McGriff, Seibels & Williams, Inc. (“MSW”) on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated November 10, 2003, between BB&T and MSW.

Shareholders of McGriff, Seibels & Williams, Inc., BB&T Corporation, and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T; McGriff, Seibels & Williams, Inc.; the merger; the persons soliciting proxies in the merger; and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC’s web site (http://www.sec.gov) and from MSW and BB&T, as follows:

Bruce Dunbar	Alan Greer
CEO	External Reporting Manager
McGriff, Seibels & Williams, Inc.	BB&T
2211 7th Avenue South	150 S. Stratford Road, Suite 400
Birmingham, AL 35233	Winston-Salem, North Carolina 27104
Phone: (205) 252-9871	Phone: (336) 733-3021

BB&T, MSW and their respective directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of MSW in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and will be incorporated by reference in the proxy statement/prospectus. Information about MSW’s directors and executives officers will be included in the proxy statement/prospectus. You can obtain free copies of these documents as described above. In addition to the proposed registration statement and proxy statement/prospectus, BB&T files annual, quarterly and special reports, proxy statements and other information with the SEC. These filings also are available on the SEC’s web site at http://www.sec.gov.

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